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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

Under the Securities Exchange Act of 1934

Infinity Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45665G 30 3

(CUSIP Number)

Anthony M. Roncalli

Chadbourne & Parke LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 408-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act.

CUSIP No. 45665G 30 3	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Beacon Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,708,282
	8	SHARED VOTING POWER 1*
	9	SOLE DISPOSITIVE POWER 5,708,282
	10	SHARED DISPOSITIVE POWER 1*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,283*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

*	Rosebay Medical Company L.P. holds a 50% economic interest on behalf of Beacon Company in one share of the Common Stock held by Rosebay Medical Company L.P.

CUSIP No. 45665G 30 3	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rosebay Medical Company L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,708,283*
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 5,708,283*
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,708,283*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON PN

*	Rosebay Medical Company L.P. holds a 50% economic interest on behalf of Beacon Company in one share of the Common Stock held by Rosebay Medical Company L.P.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by Beacon Company, a Delaware general partnership (“Beacon”), and Rosebay Medical Company L.P., a Delaware limited partnership (“Rosebay”, and together with Beacon, the “Reporting Persons”), to amend the Schedule 13D originally filed by the Reporting Persons on December 1, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on January 16, 2009, as amended by Amendment No. 2 to the Schedule 13D filed on July 2, 2012, as amended by Amendment No. 3 to the Schedule 13D filed on July 19, 2012, and as further amended by Amendment No. 4 to the Schedule 13D filed on September 17, 2012 (collectively, the “Schedule 13D”), with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of Infinity Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 780 Memorial Drive, Cambridge, MA 02139.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 5 amends and supplements only information that has materially changed since the September 17, 2012 filing of Amendment No. 4 to the Schedule 13D.

Item 4.	Purpose of Transaction.

(a) On April 10, 2013, the Reporting Persons, as selling shareholders, Purdue Pharma L.P., an Associated Company (as defined in the Purchase Agreement (as defined below)) of the Reporting Persons (“PPLP”) and the Issuer entered into that certain Underwriting Agreement (“Underwriting Agreement”) with Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC (together, the “Underwriters”). Pursuant to the Underwriting Agreement, the Reporting Persons agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Reporting Persons, subject to the terms and conditions set forth therein, an aggregate of 11,416,565 (inclusive of the 1,416,565 over-allotment) shares of Common Stock of the Company at a price of $38.40 per share (after deducting the underwriting discount), in an underwritten public offering pursuant to the Issuer’s Registration Statement No. 333-184184 on Form S-3 filed on September 28, 2012, which was declared effective by the Securities and Exchange Commission on October 19, 2012, and the prospectus supplement and the related prospectus that will be filed with the Securities and Exchange Commission prior to the closing of the offering (the “Offering”). The Offering is expected to close on or about April 16, 2013.

As previously disclosed in the Schedule 13D, on July 17, 2012, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Purdue Pharma L.P., an Associated Company of the Reporting Persons (“PPLP”), and the Reporting Persons, pursuant to which the Issuer issued and sold 5,416,565 shares of its Common Stock (the “New Shares”) to PPLP. In connection with the Offering, on April 10, 2013, PPLP distributed the New Shares to the Reporting Persons, the ultimate parents of PPLP, via a series of distributions such that 5,708,282 shares of Common Stock of the New Shares are held by Beacon and 5,708,283 shares of Common Stock of the New Shares are held by Rosebay. In connection with such distribution, Rosebay holds a 50% economic interest on behalf of Beacon in one share of the Common Stock of the New Shares held by Rosebay, as described further in the side letter agreement entered into between Rosebay and Beacon and attached hereto as Exhibit 2.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 5 of 7 Pages

In connection with the offering of shares of the Issuer’s Common Stock priced on December 13, 2012 pursuant to Registration Statement No. 333-184775 on Form S-3 (the “2012 Offering”), the Reporting Persons and PPLP are restricted from, among other things, selling or otherwise transferring, directly or indirectly, shares of the Common Stock for a period of 180 days subsequent to the 2012 Offering, subject to certain exceptions (the “Lock-Up Period”) pursuant to Section 4.7 of the Purchase Agreement (the “Transfer Restrictions”) and the lock-up agreements executed by each of the Reporting Persons and PPLP in favor of the Underwriters dated December 10, 2012 (the “Lock-Up Agreements”). In connection with, and in order to consummate, the Offering, the Issuer and the Underwriters waived the Transfer Restrictions and Lock-Up Agreements, as described further in the side letter agreement entered into between the Issuer, the Reporting Persons and PPLP on April 9, 2013 (the “Amendment Agreement”) and the Underwriting Agreement. In the event the Reporting Persons sell any shares of Common Stock in the Offering, then the Amendment Agreement waives and amends certain provisions in the Purchase Agreement. On April 11, 2013, the Issuer, the Reporting Persons and PPLP entered into a side letter agreement to terminate the Purchase Agreement and Amendment Agreement in the event all of the Common Stock held by the Reporting Persons are sold in the Offering (the “Termination Agreement”).

The above transactions are described further in the Issuer’s Current Report on Form 8-K filed on April 10, 2013 and Form 8-K filed on April 12, 2013. The Amendment Agreement is filed as an exhibit to the Issuer’s Form 8-K filed on April 10, 2013 in its entirety, which is incorporated into this Item 4 by reference, and the Underwriting Agreement and the Termination Agreement are filed as exhibits to the Issuer’s Form 8-K filed on April 12, 2013 in their entirety, which are incorporated into this Item 4 by reference. The information set forth in this Item 4 is qualified in its entirety by reference to the Amendment Agreement, Underwriting Agreement and Termination Agreement filed as exhibits to such Form 8-Ks.

Except as provided above and in the Schedule 13D, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in the Issuer’s Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Beacon					Percent of a Class
(a)	Amount beneficially owned:		5,708,283	*	11.9%

(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	5,708,282		11.9%
	(ii)	Shared power to vote or direct the vote:	1	*	<0.1%
	(iii)	Sole power to dispose or direct the disposition:	5,708,282		11.9%
	(iv)	Shared power to dispose or direct the disposition:	1	*	<0.1%

Rosebay
(a)	Amount beneficially owned:		5,708,283	*	11.9%

(b)	Number of shares as to which such person has:
	(i)	Sole power to vote or direct the vote:	5,708,283	*	11.9%
	(ii)	Shared power to vote or direct the vote:	0	*	0.0%
	(iii)	Sole power to dispose or direct the disposition:	5,708,283	*	11.9%
	(iv)	Shared power to dispose or direct the disposition:	0	*	0.0%

*	Rosebay holds a 50% economic interest on behalf of Beacon in one share of the Common Stock held by Rosebay

(c) Since the filing of Amendment No. 4 to Schedule 13D on September 17, 2012 the following events occurred:

See Item 4 above.

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits

Exhibit No.	Description

1	Joint Filing Agreement Pursuant to Rule 13d-1(k).

2	Sharing of Economic Interest of Common Stock Side Letter

CUSIP NO. 45665G 30 3	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2013	BEACON COMPANY

	By:	/s/ Anthony M. Roncalli
Anthony M. Roncalli
Assistant Secretary

ROSEBAY MEDICAL COMPANY L.P.

	By:	Rosebay Medical Company, Inc.,
its general partner

	By:	/s/ Anthony M. Roncalli
Anthony M. Roncalli
Vice President